Exhibit 99.1

China Zenix Auto International Limited Reports

2021 Third Quarter Financial Results

ZHANGZHOU, China, November 30, 2021 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or “the Company”), one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Financial Highlights

Third Quarter 2021:

•	Revenue was RMB403.2 million (US$62.6 million), down 17.4% year-over-year

•	Sales to the Chinese OEM market decreased by 22.7% year-over-year

•	Sales of tubeless steel wheels represented 42.4% of the third quarter revenue

•	Sales of aluminum wheels accounted for 18.1% of total sales

•

Net loss and total comprehensive loss was RMB216.1 million (US$33.5 million) with basic and diluted loss per American Depositary Share (“ADS”) of RMB4.19 (US$0.65) compared with net loss and total comprehensive loss of RMB101.6 million for the third quarter of 2020 with basic and diluted loss per ADS of RMB1.97 in the third quarter of 2020;

•	Net cash outflow from operating activities was RMB122.5 million (US$19.0 million).

First Nine Months of 2021:

•	Revenue was RMB1,327.7 million (US$206.1 million), an increase of 1.3% year-over-year compared with RMB1,311.1 million in the first nine months of 2020;

•	Tubeless steel wheel sales decreased by 14.1% year-over-year;

•	Sales of aluminum wheels increased by 34.1% year-over-year;

•	Net loss and total comprehensive loss for the period was RMB588.6 million (US$91.3 million) with loss per ADS of RMB11.40 (US$1.77);

•	Bank balances and cash, pledged bank deposits and fixed bank deposits with maturity period over three months totaled RMB645.4 million (US$100.2 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “Our unit sales volume further declined during the third quarter as the Chinese economy is undergoing turbulence. Our main products, tubed wheels and tubeless wheels, were down 17.8% and 43.5% in sales volume, respectively. Facing higher raw material costs, we adjusted our prices upward. Aluminum wheel sales experienced both an average selling price increase and volume increase.”

“For the third quarter of 2021, commercial vehicle sales declined by 35.4% according to data from the China Association of Automobile Manufacturers (“CAAM”), as China’s GDP grew a disappointing 4.9% creating weaker demand. As a leading commercial vehicle wheel manufacturer in China, our results reflected the economic uncertainties caused by the shortage of microprocessors, energy supply concerns and tighter credit affecting real estate development.”

“Subsequent to the third quarter of 2021, the Company received a definitive offer by Newrace Limited to take the Company private. Under the terms of the offer, each shareholder of the American depository shares (“ADSs”) will be entitled to receive US$1.08 per ADS, representing approximately a 390.9% premium over the closing ADS price on August 9, 2021. A merger agreement has been signed, and the transaction is expected to be put forward for shareholder approval in the first quarter of 2022,” Mr. Gao concluded.

Mr. Martin Cheung, CFO of Zenix Auto, commented, “We continued to sustain our financial strength with bank balances and cash of RMB482.4 (US$74.9 million) plus RMB130.0 (US$20.2 million) in fixed bank deposits as of September 30, 2021. We had RMB11.86 (US$1.84) in cash and fixed bank deposits per ADS as of September 30, 2021. Total equity attributable to owners of the Company was RMB1,446.1 million (US$224.4 million), representing approximately RMB28.01 (US$4.35) per ADS as of September 30, 2021.”

2021 Third Quarter Results

Revenue for the third quarter was RMB403.2 million (US$62.6 million) compared to RMB488.3 million in the third quarter of 2020. The decrease in revenue on a year-over-year basis was mainly due to weaker demand in the domestic OEM market and international markets with flat sales in the Chinese aftermarket.

Sales to the Chinese OEM market were RMB269.7 million (US$41.9 million) compared to RMB348.8 million in the same quarter of 2020. Total unit sales in this market decreased by 36.6% year-over-year during the third quarter of 2021. Lower OEM sales in the third quarter of 2021 was affected by the significant pre-buy of National 5 emission-compliant vehicles in the second quarter of 2021 before the stricter National 6 emission standards for diesel engines were nationally mandated in China beginning in July 2021. In addition, a slowdown in the logistics market for exports, reduced infrastructure projects and tighter environmental controls in mining operations in China affected OEM truck sales.

Aftermarket sales in China were RMB99.2 million (US$15.4 million) compared to RMB99.0 million in the third quarter of 2020. Total unit sales in the aftermarket decreased by 18.5% year-over-year. With the slowdown in infrastructure projects and weakness in the property market in China, the Company’s sales to the domestic aftermarket sector continued to struggle.

International sales were RMB34.3 million (US$5.3 million) compared to sales of RMB40.6 million in the same quarter of 2020, but up from RMB33.3 million in the second quarter of 2021. Total unit sales in the international sales decreased by 19.8% year-over-year in the third quarter of 2020.

In the third quarter of 2021, domestic OEM sales, domestic aftermarket sales and international sales contributed 66.9%, 24.6% and 8.5% of revenue, respectively.

Sales of tubed steel wheels comprised 35.7% of the 2021 third quarter revenue compared to 29.4% in the same quarter in 2020. Tubeless steel wheel sales represented 42.4% of the third quarter revenue compared to 55.0% in the same quarter of 2020. Sales of aluminum wheels accounted for 18.1% of the third quarter revenue as compared to 11.7% in the same quarter a year ago. Aluminum wheel unit sales and average price increased in the third quarter of 2021, while tubed and tubeless wheels unit sales declined.

Third quarter gross loss was RMB56.2 million (US$8.7 million), compared to a gross loss of RMB25.6 million in the same quarter in 2020. The negative gross margin in the 2021 third quarter was mainly due to the significant drop in sales volume across all three segments of the Company’s markets. In the marketplace for high raw material costs, the Company raised its average selling price. However, the lower production utilization rate associated with lower sales volume negatively affected the overall blended gross margin.

Selling and distribution expenses decreased by 20.6% to RMB31.0 million (US$4.8 million) from RMB39.0 million in the third quarter of 2020. As a percentage of revenue, selling and distribution costs were 7.7% in the third quarter, compared to 8.0% in the same quarter a year ago. The decrease in selling and distribution costs as a percentage of revenue in the third quarter of 2021 was primarily due to the lower sales volume and products shipped compared with the same quarter last year.

Research and development (“R&D”) expenses increased by 10.4% to RMB19.4 million (US$3.0 million), compared to RMB17.6 million in the third quarter of 2020. R&D as a percentage of revenue was 4.8% in the third quarter of 2021, compared to 3.6% in the same quarter a year ago. The increase in R&D as a percentage of revenue in the third quarter of 2021 was primarily due to lower sales revenue and increased new product development projects compared with the same quarter last year. The Company increased its R&D initiatives for new product development associated with new materials development, new light-weight product design, and new production equipment development.

Administrative expenses were RMB32.7 million (US$5.1 million), a decrease of 9.2% from RMB36.0 million in the third quarter of 2020. The decrease in administrative expenses in the third quarter of 2021 compared with the same quarter last year was primarily due to lower staff costs and a partial reversal of a prior litigation provision, the effects of which were partially offset by legal and professional fees related to the privatization activities. As a percentage of revenue, administrative expenses were 8.1%, compared to 7.4% of revenue in the third quarter of 2020. The increase in administrative expenses as a percentage of revenue was primarily due to significantly lower sales in the third quarter of 2021 compared with the same quarter last year.

Net loss and total comprehensive loss were RMB216.1 million (US$33.5 million) in the third quarter compared to net loss and total comprehensive loss of RMB101.6 million for the same quarter of 2020.

Basic and diluted loss per ADS were RMB4.19 (US$0.65) compared to basic and diluted loss per ADS of RMB1.97 in the third quarter of 2020.

In the third quarter of 2021, the Company recorded a net cash outflow from operating activities of RMB122.5 million (US$19.0 million) compared with a net cash inflow of RMB47.2 million in the third quarter of 2020. The change primarily reflected the increase in the Company’s net loss and total comprehensive loss. Capital expenditures for the purchase of property, plant and equipment in the third quarter were RMB3.5 million (US$0.5 million), compared with RMB56.8 million in the third quarter of 2020. The change primarily reflected that current production capacity is adequate for the near future.

During the third quarter of 2021 and 2020, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2021 First Nine Months Results

Revenue for the first nine months ended September 30, 2021 was RMB1,327.7 million (US$206.1 million) compared with RMB1,311.1 million in the first nine months of 2020.

Sales to the Chinese OEM market increased by 7.9% year-over-year to RMB932.9 million (US$144.8 million) and represented 70.3% of revenue. Aftermarket sales decreased by 6.4% year-over-year to RMB302.3 million (US$46.9 million) in the first nine months of 2021 and represented 22.8% of total first nine-month revenue. International sales decreased by 25.3% year-over-year to RMB92.5 million (US$14.4 million) compared with the same period last year and represented 7.0% of revenue.

Tubed steel wheel sales for the first nine months ended September 30, 2021 increased by 15.1% compared with the same period in 2020 and accounted for 36.3% of revenue. Tubeless steel wheel sales decreased by 14.1% from the same period a year ago and accounted for 44.7% of revenue. Aluminum wheel sales increased 34.1% from the same period a year ago and accounted for 15.3% of revenue. Construction equipment wheel sales increased by 0.8% and accounted for 2.2% of revenue.

Gross loss for the first nine months ended September 30, 2021 was RMB200.3 million (US$31.1 million) compared with a gross loss of RMB31.9 million during the same period in 2020.

Net loss and total comprehensive loss for the first nine months ended September 30, 2021 was RMB588.6 million (US$91.3 million) compared with a net loss and total comprehensive loss of RMB240.8 million during the same period in 2020. Basic and diluted losses per ADS for the first nine months ended September 30, 2021 were RMB11.40 (US$1.77), compared with basic and diluted loss per ADS of RMB4.66 during the same period in 2020.

As of September 30, 2021, Zenix Auto had bank balances and cash and pledged bank deposits of RMB515.4 million (US$80.0 million) and fixed bank deposits with a maturity period over three months of RMB130.0 million (US$20.2 million). Account receivables were RMB311.9 million (US$48.4) compared to RMB395.2 million at the end of 2020. Total bank borrowings were RMB558.0 million (US$86.6 million). Total equity attributable to owners of the Company was RMB1,446.1 million (US$224.4 million).

Conference Call Information

The Company will host a conference call on Tuesday, November 30, 2021 at 8:00 a.m. EST/9:00 p.m. Beijing Time. Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call. Interested parties may participate in the conference call by dialing:

Phone Number: +1-888-506-0062 (North America)

Phone Number: +1-973-528-0011 (International)

Phone Number: +86-400-120-3199 (Mainland China)

A telephone replay of the call will be available after the conclusion of the conference call through December 30, 2021. The dial-in details for the replay are: U.S. Toll Free Number +1-877-481-4010 and International dial-in number +1-919-882-2331 using Conference ID “43763” to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the effective noon buying rate as of September 30, 2021 in The City of New York, and for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers approximately 883 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 67 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of September 30, 2021. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The consequences of the coronavirus outbreak to economic conditions and the automobile industry in general, and the financial position and operating results of our company in particular, have been material in 2020, are changing rapidly, and cannot be predicted. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss

Awaken Advisors

Tel: +1-(212) 521-4050

Email: kevin@awakenlab.com

— Tables Follow —

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other

Comprehensive Income (Loss)

For the three months ended September 30, 2021 and 2020

(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	Three Months Ended September 30,
	2020 Q3	2021 Q3	2021 Q3
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	488,340	403,226	62,580
Cost of sales	(513,928)	(459,395)	(71,297)

Gross loss	(25,588)	(56,169)	(8,717)
Other operating income	3,008	2,509	389
Net exchange loss	(1,023)	(93)	(14)
Selling and distribution costs	(39,020)	(30,994)	(4,810)
Research and development expenses	(17,576)	(19,411)	(3,013)
Administrative expenses	(36,031)	(32,724)	(5,079)
Finance costs	(6,157)	(5,154)	(800)

Loss before taxation	(122,387)	(142,036)	(22,044)
Income tax credit (expense)	20,773	(74,089)	(11,498)

Loss and total comprehensive loss for the period	(101,614)	(216,125)	(33,542)

Loss per share
Basic	(0.49)	(1.05)	(0.16)
Diluted	(0.49)	(1.05)	(0.16)

Loss per ADS
Basic	(1.97)	(4.19)	(0.65)
Diluted	(1.97)	(4.19)	(0.65)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other

Comprehensive Income (Loss)

For the nine months ended September 30, 2021 and 2020

(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	Nine Months Ended September 30,
	2020	2021	2021
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	1,311,088	1,327,708	206,057
Cost of sales	(1,342,968)	(1,527,966)	(237,137)

Gross loss	(31,880)	(200,258)	(31,080)
Other operating income	8,617	10,065	1,562
Net exchange loss	(1,105)	(497)	(77)
Selling and distribution costs	(102,402)	(104,528)	(16,222)
Research and development expenses	(47,685)	(57,721)	(8,958)
Administrative expenses	(98,985)	(101,696)	(15,783)
Finance costs	(18,278)	(16,258)	(2,523)

Loss before taxation	(291,718)	(470,893)	(73,081)
Income tax credit (expense)	50,936	(117,689)	(18,265)

Loss and total comprehensive loss for the period	(240,782)	(588,582)	(91,346)

Loss per share
Basic	(1.17)	(2.85)	(0.44)
Diluted	(1.17)	(2.85)	(0.44)

Loss per ADS
Basic	(4.66)	(11.40)	(1.77)
Diluted	(4.66)	(11.40)	(1.77)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts expressed in thousands)

	December 31, 2020	September 30, 2021	September 30, 2021
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	90,351	192,451	29,868
Trade and other receivables and prepayments	617,328	495,699	76,931
Pledged bank deposits	26,000	33,000	5,122
Fixed bank deposits with maturity period over three months	290,000	130,000	20,176
Bank balances and cash	616,290	482,366	74,862

Total current assets	1,639,969	1,333,516	206,959

Non-Current Assets
Property, plant and equipment	960,453	942,560	146,283
Right-of-use assets	348,174	341,105	52,939
Long-term prepayment	12,000	9,000	1,397
Deferred tax assets	117,846	657	102
Intangible assets	17,000	17,000	2,637
Deposits paid for acquisition of property, plant and equipment	62,083	—	—

Total non-current assets	1,517,556	1,310,322	203,358

Total assets	3,157,525	2,643,838	410,317

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	489,380	467,989	72,631
Amount due to a shareholder	—	96,385	14,959
Bank borrowings	558,000	558,000	86,600

Total current liabilities	1,047,380	1,122,374	174,190

Deferred tax liabilities	70,111	70,610	10,959
Deferred income	5,310	4,712	731

Total non-current liabilities	75,421	75,322	11,690

Total liabilities	1,122,801	1,197,696	185,880

EQUITY
Share capital	136	136	21
Paid in capital	392,076	392,076	60,849
Reserves	1,642,512	1,053,930	163,567

Total equity attributable to owners of the company	2,034,724	1,446,142	224,437

Total equity and liabilities	3,157,525	2,643,838	410,317

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the three months ended September 30, 2021

(RMB and US$ amounts expressed in thousands)

	Three Months Ended
OPERATING ACTIVITIES	September 30, 2021
	RMB’ 000	US$’ 000
Loss before taxation	(142,036)	(22,044)
Adjustments for:
Depreciation of right-of-use assets	2,356	366
Depreciation of property plant and equipment	29,026	4,505
Release of deferred income	(200)	(31)
Finance costs	5,154	800
Interest income	(1,682)	(261)

Operating cash flows before movements in working capital	(107,382)	(16,665)
Decrease in inventories	2,047	318
Decrease in trade and other receivables and prepayments	83,080	12,894
Decrease in trade and other payables and accruals	(102,026)	(15,835)

Cash used in operations	(124,281)	(19,288)
Interest received	1,802	280

NET CASH USED IN OPERATING ACTIVITIES	(122,479)	(19,008)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(3,496)	(543)
Investment in a joint venture	(8,000)	(1,242)
Proceeds on sale of a joint venture	11,000	1,707
Withdrawal of pledged bank deposits	140,000	21,728
Placement of pledged bank deposits	(139,500)	(21,650)
Withdrawal of fixed bank deposits with maturity periods over three months	80,000	12,416

NET CASH FROM INVESTING ACTIVITIES	80,004	12,416

FINANCING ACTIVITIES
Interest paid	(5,784)	(898)
Advance from a shareholder	96,385	14,959

NET CASH FROM FINANCING ACTIVITIES	90,601	14,061

NET INCREASE IN CASH AND CASH EQUIVALENTS	48,126	7,469
Cash and cash equivalents at beginning of the period	434,283	67,400
Effect of foreign exchange rate changes	(43)	(7)

Cash and cash equivalents at end of the period	482,366	74,862

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the nine months ended September 30, 2021

(RMB and US$ amounts expressed in thousands)

	Nine Months Ended
OPERATING ACTIVITIES	September 30, 2021
	RMB’ 000	US$’ 000
Loss before taxation	(470,893)	(73,081)
Adjustments for:
Depreciation of right-of-use assets	7,069	1,097
Depreciation of property plant and equipment	87,805	13,627
Release of deferred income	(598)	(93)
Finance costs	16,258	2,523
Loss on disposal of property, plant and equipment	17	3
Interest income	(6,023)	(935)

Operating cash flows before movements in working capital	(366,365)	(56,859)
Increase in inventories	(102,100)	(15,846)
Decrease in trade and other receivables and prepayments	124,133	19,265
Decrease in trade and other payables and accruals	(18,189)	(2,824)

Cash used in operations	(362,521)	(56,264)
Interest received	6,497	1,008

NET CASH USED IN OPERATING ACTIVITIES	(356,024)	(55,256)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(6,315)	(980)
Investment in a joint venture	(11,000)	(1,707)
Proceeds on sale of a joint venture	11,000	1,707
Proceeds on disposal of property, plant and equipment	26	4
Withdrawal of pledged bank deposits	400,000	62,079
Placement of pledged bank deposits	(407,000)	(63,165)
Deposits paid for acquisition of property, plant and equipment	(3,720)	(577)
Placement of fixed bank deposits with maturity periods over three months	(210,000)	(32,591)
Withdrawal of fixed bank deposits with maturity periods over three months	370,000	57,423

NET CASH FROM INVESTING ACTIVITIES	142,991	22,193

FINANCING ACTIVITIES
New bank borrowings raised	340,000	52,767
Repayment of bank borrowings	(340,000)	(52,767)
Interest paid	(17,297)	(2,684)
Advance from a shareholder	96,385	14,959

NET CASH FROM FINANCING ACTIVITIES	79,088	12,275

NET DECREASE IN CASH AND CASH EQUIVALENTS	(133,945)	(20,788)
Cash and cash equivalents at beginning of the year	616,290	95,647
Effect of foreign exchange rate changes	21	3

Cash and cash equivalents at end of the period	482,366	74,862